UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09/30/12

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.): [ ] is a restatement
[ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

WESTCLIFF CAPITAL MANAGEMENT, LLC
200 Seventh Avenue, Suite 105
Santa Cruz, CA 95062

Form 13F File Number: 028-07054

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

RICHARD S. SPENCER III
Managing Member of Westcliff Capital Management, LLC
831-477-4412

Signature, Place, and Date of Signing:

/s/ Richard S. Spencer III

Richard S. Spencer
Santa Cruz, CA
11/14/2012

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

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FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 54
Form 13F Information Table Value Total (x$1000): $64,468

List of Other Included Managers: NONE

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Westcliff Capital Management, LLC
FORM 13F INFORMATION TABLE
AS OF 09/30/2012

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NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
accuray inc	COM	004397105	287	40570	SH		Sole		40570		
aegean marine petroleum netwrk	COM	Y0017S102	470	77480	SH		Sole		77480		
ag mtg invt tr inc	COM	001228105	1542	63900	SH		Sole		63900		
agic convertible & inc fd	COM	001190107	1322	140049	SH		Sole		140049		
agic convertible & inc fd2	COM	001191105	1270	146608	SH		Sole		146608		
agnico-eagle mines ltd	COM	008474108	1226	23641	SH		Sole		23641		
american cap mtg invt corp	COM	02504A104	4778	190142	SH		Sole		190142		
american railcar inds inc	COM	02916P103	643	22700	SH		Sole		22700		
apollo residential mtg inc	COM	03763V102	2094	94987	SH		Sole		94987		
armour residential reit inc	COM	042315101	5691	742957	SH		Sole		742957		
barrett business services inc	COM	068463108	448	16542	SH		Sole		16542		
barrick gold corp	COM	067901108	1661	39764	SH		Sole		39764		
bottomline tech del inc	COM	101388106	447	18090	SH		Sole		18090		
builders firstsource inc	COM	12008R107	973	187520	SH		Sole		187520		
capstead mtg corp	COM	14067E506	1833	135870	SH		Sole		135870		
cirrus logic inc	COM	172755100	1590	41418	SH		Sole		41418		
cryoport inc	COM	229050208	2	10000	SH		Sole		10000		
cryoport inc warrants 2/14/16	COM	229050117	0	1642857	SH		Sole		1642857		
cynosure inc cl a	COM	232577205	1513	57400	SH		Sole		57400		
cypress sharpridge invts inc	COM	12673A108	1653	117300	SH		Sole		117300		
exco resources inc	COM	269279402	597	74550	SH		Sole		74550		
first american financial corp	COM	31847r102	1232	56860	SH		Sole		56860		
goldcorp inc	COM	380956409	1100	23997	SH		Sole		23997		
hercules offshore inc	COM	427093109	1849	379290	SH		Sole		379290		

hutchinson tech	COM	448407106	807	461268	SH		Sole	461268
infinera corporation	COM	45667G103	1022	186470	SH		Sole	186470
integrated silicon solution	COM	45812P107	386	41673	SH		Sole	41673
invesco mortgage capital inc	COM	46131B100	3019	149979	SH		Sole	149979
kinross gold corp	COM	496902404	1125	110200	SH		Sole	110200
kulicke & soffa industries	COM	501242101	541	52040	SH		Sole	52040
magnachip semiconductor corp a	COM	55933J203	809	68570	SH		Sole	68570
marinemax inc	COM	567908108	1276	153980	SH		Sole	153980
mattersight corp	COM	577097108	1291	218127	SH		Sole	218127
mfa financial inc	COM	55272X102	878	103300	SH		Sole	103300
micron technology inc	COM	595112103	1027	171760	SH		Sole	171760
multimedia games holding co	COM	625453105	1444	91770	SH		Sole	91770
newmont mining corp	COM	651639106	1044	18643	SH		Sole	18643
procera networks inc	COM	74269U203	912	38805	SH		Sole	38805
quanta services inc	COM	74762E102	774	31340	SH		Sole	31340
republic awys hldgs inc	COM	760276105	683	147440	SH		Sole	147440
saia inc	COM	78709Y105	263	13080	SH		Sole	13080
silicon image inc	COM	82705T102	114	24860	SH		Sole	24860
silicon motion technol-adr	COM	82706C108	1026	69420	SH		Sole	69420
skywest inc	COM	830879102	602	58302	SH		Sole	58302
stamps.com inc	COM	852857200	231	9971	SH		Sole	9971
stewart information svcs corp	COM	860372101	1527	75800	SH		Sole	75800
support.com inc	COM	86858W101	2956	698832	SH		Sole	698832
treasur island rty tr unit	COM	894626209	574	526374	SH		Sole	526374
trinity inds inc	COM	896522109	482	16070	SH		Sole	16070
triumph group inc new	COM	896818101	496	7930	SH		Sole	7930
ultratech inc	COM	904034105	983	31311	SH		Sole	31311
usana health sciences inc	COM	90328M107	514	11060	SH		Sole	11060
wabash natl corp	COM	929566107	1222	171450	SH		Sole	171450
wmc resources ltd-spon adr	COM	95790D105	2220	100000	SH		Sole	100000

REPORT SUMMARY   54   DATA RECORDS   64468   0   OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED

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